Exchange Traded Concepts Trust
10900 Hefner Pointe Drive, Suite 207
Oklahoma City, Oklahoma 73120

February 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:  John Grzeskiewicz

Re:	Exchange Traded Concepts Trust (the “Trust”): Request for Acceleration of the Effective Date of Post-Effective Amendment No. 154 to the Trust’s Registration Statement on Form N-1A as Filed January 29, 2016 (“PEA No. 154”) (File Nos. 333-156529 and 811-22263)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement (PEA No. 154) be accelerated so that the same will become effective on Tuesday, March 22, 2016, at 9 a.m. or as soon as practicable thereafter. We are requesting this acceleration so that the effective date of PEA No. 154 corresponds with the effective date of the annual update filing scheduled to be filed to the Trust’s Registration Statement, pursuant to Rule 485(b), on March 22, 2016 (the “Annual Update Filing”). The purpose of the Annual Update Filing is to include updated performance and financial information for certain series of the Trust with a fiscal year end of November 30, including that of the WeatherStorm Forensic Accounting Long-Short ETF (collectively, the “Funds”), and for making other non-material changes to the Funds’ Prospectuses and Statements of Additional Information.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Exchange Traded Concepts Trust	SEI Investments Distribution Co.

/s/ J. Garrett Stevens	/s/ John C. Munch
By: J. Garrett Stevens	By: John C. Munch
Title: President	Title: General Counsel and Secretary